                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               ZAPATA CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE

                                   989070R17
                                 (CUSIP NUMBER)

                               BRAD S. AKIN, ESQ.
                    GRESHAM, DAVIS, GREGORY, WORTHY & MOORE
                           A PROFESSIONAL CORPORATION
                        112 EAST PECAN STREET, SUITE 900
                            SAN ANTONIO, TEXAS 78205
                                 (210) 226-4157

                      (NAME, ADDRESS AND TELEPHONE NUMBER
                    OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 APRIL 11, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
           SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE
           SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
           SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE
           FOLLOWING BOX [_]

           CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH
           THE STATEMENT [_]

                               Page 1 of 7 Pages

CUSIP NO.  989070R17           13D                    PAGE 2 0F 7 PAGES
- --------------------

_______________________________________________________________________________
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter M. Holt
     S.S. No. ###-##-####
_______________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a) [___]
2                                                          (b) [___]
________________________________________________________________________________
     SEC USE ONLY
3
___________________________________________________________________________
     SOURCE OF FUNDS
4    PF
- ------------------------------------------------------------------------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5     ITEMS 2(D) OR 2(E)                                        [__]
- ------------------------------------------------------------------------------------------------------------------------------------

     CITIZENSHIP OR PLACE OF ORGANIZATION
6    United States of America
- ------------------------------------------------------------------------------------------------------------------------------------

                                       SOLE VOTING POWER        *Adjusted for 1:5 reverse stock split approved

     NUMBER OF                   7     189,980*                  by ZAPATA shareholders on April 27, 1994
     SHARES                            __________________________________________________________________

     BENEFICIALLY                      SHARED VOTING POWER

     OWNED BY                    8     43,088*
     EACH                              __________________________________________________________________

     REPORTING                         SOLE DISPOSITIVE POWER

     PERSON                      9     189,980*
     WITH                              _________________________________________________________________
                                       SHARED DISPOSITIVE POWER
                                 10    43,088*
_______________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   233,068*
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN SHARES                                [__]
____ __________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.79
________________________________________________________________________________
14   TYPE OF REPORTING PERSON
            IN
________________________________________________________________________________

                      *SEE INSTRUCTION BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 Pages

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value $.25 per share (the "Common Stock"), of Zapata Corporation ("Zapata"), a Delaware corporation whose principal offices are located at 1 Riverway, 777 S. Post Oak Lane, Suite 2200, Houston, Texas 77056. With respect to the disclosures herein, adjustment has been made for a 1:5 reverse stock split approved at Zapata's Annual Meeting of Shareholders held on April 27, 1994.

Item 2.   Identity and Background.

     This statement is being filed by Peter M. Holt ("Mr. Holt") whose business address is S. W. W. White at Holt Avenue, San Antonio, Texas 78222. Mr. Holt was a Director of Zapata from November, 1993 until his resignation in November, 1995. Mr. Holt is also the chief executive officer and a director of certain other companies, including Caterpillar equipment dealerships and companies engaged in used machinery sales, aircraft sales and real estate investments, positions he has held with each such entity for more than the past five years. In addition, Mr. Holt is advisory director of Texas Commerce Bank, San Antonio. During the past five years, Mr. Holt has not been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Holt is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction.

     Mr. Holt will review his investment in Zapata on a continuing basis and, depending upon the price and availability of such securities, subsequent developments affecting Zapata, Zapata's business and prospects, other investment and business opportunities available to Mr. Holt, general stock market and economic conditions, tax considerations and other factors deemed relevant, he may reevaluate his investment in Zapata.

                               Page 3 of 7 Pages

Item 5.   Interest in Securities of the Issuer.

(a) and (b)

     Mr. Holt beneficially owns 233,068 shares of the Common Stock, which (based on 29,548,407 shares of Common Stock outstanding on December 15, 1995) represents 0.79% of the outstanding shares in that class of securities. The nature of these holdings is as follows:



NAME OF
PERSON                                              VOTING           DISPOSITIVE
OR ENTITY                   TOTAL SHARES             POWER              POWER
- ---------                   ------------            ------           -----------
Peter H.Holt,                    149,821            Sole             Sole
individually

Peter Holt                        28,033            Sole             Sole
H-R Trust

S Stock GST                        6,540            Shared(1)        Shared(1)
Trust for
Peter H. Holt

Holt Corporate                     6,163            Sole             Sole
Stock Marital Trust-1985

Holt Corporate                     5,963            Sole             Sole
Stock Life Trust - 1985

Benjamin D. Holt, Jr.             36,548            Shared(1)        Shared(1)
by Oral Proxy
                            ------------
                                 233,068


     (1) Benjamin D. Holt, Jr. is a co-trustee of the S Stock GST Trust for Peter M. Holt and has granted an oral proxy to Peter M. Holt for the voting of shares owned in his individual capacity. Benjamin D. Holt, Jr.'s business address is S. W.W. White, Holt Avenue, San Antonio, Texas 78222. He is a private investor and is director of several companies, including Caterpillar equipment dealerships and companies engaged in used machinery sales, aircraft sales and real estate investments, positions he has held with each such entity for more than the past five years. During the past five years, Benjamin D. Holt, Jr. has not been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or

                               Page 4 of 7 Pages
mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Benjamin D. Holt, Jr. is a citizen of the United States of America.

(c)
     (1) On December 29, 1994, Peter M. Holt made an aggregate gift of 9,392 shares to two trusts for the benefit of his children. On the same date, the Peter M. Holt Grantor Trust made an aggregate gift of 2,460 shares to the same trusts. Mr. Holt's wife is the sole trustee of each of such trusts.

     (2) Between March 26, 1996 and March 29, 1996, Benjamin D. Holt, Jr. sold an aggregate of 144,000 shares on the open market. The dates, numbers of shares sold and price per share for such transactions is as follows:


Date                   Shares Sold   Price
- ----                   -----------  --------
     March 26, 1996         25,500  $  3.220
     March 27, 1996          8,500  $  3.095
     March 28, 1996         40,500  $  3.220
                            39,500  $  3.095
     March 29, 1996         30,000  $  3.220
                           -------
     Total                 144,000

     (3) Between April 1, 1996 and April 8, 1996, the Peter M. Holt Grantor Trust sold an aggregate of 113,500 shares on the open market. The dates, numbers of shares sold and price per share for such transactions is as follows:


Date                  Shares Sold  Price
- ----                  -----------  ------
     April 1, 1996         50,000  $3.220
     April 2, 1996         15,000  $3.095
     April 3, 1996         30,500  $3.220
     April 4, 1996         14,000  $3.095
     April 8, 1996          4,000  $3.220
                          -------
     Total                113,500

     (4) On April 11, 1996, Peter M. Holt, Benjamin D. Holt, Jr., the S Stock GST Trust for Peter M. Holt, the Holt Corporate Stock Life Trust - 1985, and the Holt Corporate Stock Marital Trust - 1985 sold an aggregate of 2,132,585 shares in a negotiated transaction. The name of the seller, number of shares sold and price per share for such transaction is as follows:


Seller                                            Shares Sold  Price
- ------                                            -----------  -----
     Peter M. Holt                                    862,756  $3.44
     S Stock Trust for Peter M. Holt                  213,938  $3.44
     Holt Corporate Stock Life Trust - 1985           194,923  $3.44
     Holt Corporate Stock Marital Trust - 1985        201,419  $3.44
     Benjamin D. Holt, Jr.                            659,549  $3.44
                                                    ---------
     Total                                          2,132,585  $3.44

                               Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

     The Shares of common Stock acquired by Mr. Holt pursuant to the Merger, Purchase and Sale Agreement, dated November 9, 1993, were included in Zapata's Registration Statement on Form S-1, Registration No. 33-68034, declared effective November 9, 1993, and pursuant thereto such Common Stock may be offered for sale by Mr. Holt from time to time.

     At present, there is an oral understanding between Mr. Holt and Benjamin D. Holt, Jr., Mr. Holt's father, to the effect that Mr. Holt will have a proxy from Mr. Holt, Jr. for purposes of voting shares of the Common Stock owned by him.

     Other than the contracts, agreements and transactions described in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Zapata which include Mr. Holt.

Item No. 7. Exhibits.

     None.

                               Page 6 of 7 Pages

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                 /s/ Peter M. Holt
                                 ----------------------------------------
                                 Peter M. Holt



Dated: May 2, 1996

                               Page 7 of 7 Pages